Exhibit 99.2

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U-BX TECHNOLOGY LTD.
TABLE OF CONTENTS

U-BX TECHNOLOGY LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	June 30, 2025
	(unaudited)	(audited)
ASSETS
Current Assets
Cash	$9,873,052	$11,182,783
Accounts receivable, net	28,052	227,044
Advances to suppliers	3,929,949	3,635,982
Prepaid shared-based payment, current	4,021,920	-
Prepayments and other current assets, net	16,006	14,334
Total current assets	17,868,979	15,060,143

Non-current Assets
Long-term investments	73,930	81,429
Property and equipment, net	5,891,704	4,093
Intangible assets, net	5,182	5,286
Right-of-use assets	6,936	10,525
Construction in progress	253,508	5,805,109
Prepaid shared-based payment, non-current	14,229,732	-
Other assets	8,778	13,789
Total non-current assets	20,469,770	5,920,231

Total Assets	$38,338,749	$20,980,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$-	$389,741
Accounts payable	75,442	201,369
Taxes payables	608,576	634,584
Accruals and other liabilities	185,639	237,403
Operating lease liabilities – current portion	-	7,550
Total current liabilities	869,657	1,470,647

Non-current Liabilities
Due to related parties – noncurrent	499,722	490,662
Deferred tax liabilities	347	149
Total non-current liabilities	500,069	490,811

Total Liabilities	1,369,726	1,961,458

Commitments and contingencies (Note 13)

Shareholders’ Equity
Ordinary Shares ($0.0016 par value, 625,000,000 authorized, 20,784,142 shares issued and outstanding as of June 30, 2025)	-	33,255
Class A ordinary shares ($0.0016 par value, 151,250,000,000 authorized, 22,624,607 shares issued and outstanding as of December 31, 2025) ,	36,200	-
Class B ordinary shares ($0.0016 par value, 5,000,000,000 shares authorized, and 7,659,535 shares issued and outstanding as of December 31, 2025)	12,255	-
Additional paid-in-capital	50,327,045	22,412,245
Statutory reserves	325,813	374,343
Accumulated deficit	(13,884,513)	(3,755,560)
Accumulated other comprehensive income (loss)	152,223	(45,367)

Total shareholders’ equity	36,969,023	19,018,916

Total liabilities and shareholders’ equity	$38,338,749	$20,980,374

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended December 31,
	2025	2024

Revenues	$11,652,959	$17,287,465
Cost of revenues	(11,622,997)	(17,079,275)
Gross profit	29,962	208,190

Operating expenses:
General and administrative expenses	(10,241,512)	(578,914)
Total operating expenses	(10,241,512)	(578,914)

Loss from operations	(10,211,550)	(370,724)

Other income (expenses):
Interest income	1,160	220,224
Interest expenses	(382)	(24,259)
(Loss)/gain on deconsolidation of subsidiaries	(7,579)	523,746
Other loss, net	-	(2,556)
Loss from equity method investment	(8,924)	-
Total other (expenses) income, net	(15,725)	717,155

(Loss) income before income taxes	(10,227,275)	346,431

Income tax benefit (expenses)	49,792	(570)

Net (loss) income	$(10,177,483)	$345,861

Comprehensive (loss) income
Foreign currency translation income (loss)	197,590	(48,687)
Comprehensive (loss) income attributable to shareholders	$(9,979,893)	$297,174

(Loss) earnings per ordinary share
Basic and diluted *	$(0.36)	$0.18

Weighted average number of ordinary shares outstanding
Basic and diluted *	28,425,446	1,940,833

*	Giving retroactive effect to the 1-for-16 reverse share split effected on November 27, 2024.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED DECEMBER 31, 2025 AND 2024

	Ordinary shares		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	receivable	capital	reserves	deficit	loss	equity
Balance as of July 1, 2024	1,687,500	$2,700	$-	$14,578,800	$570,807	$(1,233,509)	$(44,800)	$13,873,998
Issuance of ordinary shares for cash	1,425,000	2,280	-	5,697,720	-	-	-	5,700,000
Net income	-	-	-	-	-	345,861	-	345,861
Reversal of statutory reserves	-	-	-	-	(169,512)	169,512	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(48,687)	(48,687
Balance as of December 31, 2024 (unaudited)	3,112,500	$4,980	$-	$20,276,520	$401,295	(718,136)	$(93,487)	$19,871,172

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	(loss) income	equity

Balance as of July 1, 2025	20,784,142	$33,255	-	$-	-	$-	$22,412,245	$374,343	$(3,755,560)	$(45,367)	$19,018,916
Share based payment	9,500,000	15,200	-	-	-	-	27,914,800	-	-	-	27,930,000
Re-designation of ordinary shares into Class A ordinary shares (Note 11)	(30,284,142)	(48,455)	30,284,142	48,455	-	-	-	-	-	-	-
Repurchase of Class A ordinary shares and issuance of Class B ordinary shares (Note 11)	-	-	(7,659,535)	(12,255)	7,659,535	12,255	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(10,177,483)	-	(10,177,483)
Reversal of statutory reserves	-	-	-	-	-	-	-	(48,530)	48,530	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	197,590	197,590
Balance as of December 31, 2025 (unaudited)	-	$-	22,624,607	$36,200	7,659,535	$12,255	$50,327,045	$325,813	$(13,884,513)	$152,223	$36,969,023

*	Giving retroactive effect to the 1-for-16 reverse share split effected on November 27, 2024.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2025	2024

Cash flows from operating activities
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Net (loss) income	$(10,177,483)	$345,861
Loss (gain) on deconsolidation of subsidiaries	7,579	(523,746)
Loss from equity method investment	8,924	-
Share-based compensation expenses	9,678,348	-
Depreciation and amortization	106,001	4,936
Amortization of right-of-use assets	3,743	3,726
Change in allowance for credit losses	(7)	(113,938)
Change in allowance for doubtful accounts	-	(13,681)
Deferred income taxes	193	187

Changes in operating assets and liabilities:
Account receivable	201,021	365,266
Advance to suppliers	(224,396)	(1,682,601)
Prepayments and other current assets	(8,975)	(61,872)
Other assets	-	(219,493)
Accounts payable	(128,259)	325,934
Taxes payable	(37,325)	17,551
Accruals and other liabilities	(53,267)	(25,594)
Operating lease liability	(7,607)	(7,469)
Net cash used in operating activities	(631,510)	(1,584,933)

Cash flows from investing activities
Purchase of property and equipment	(326,876)	-
Proceeds on disposal of property and equipment	-	1,807
Collection of loans to third parties	-	9,677,257
Net cash (used in) provided by investing activities	(326,876)	9,679,064

Cash flows from financing activities
Issuance of ordinary shares	-	5,700,000
Proceeds from short-term loan	-	390,904
Repayments of short-term loan	(392,692)	(280,218)
Net cash (used in) provided by financing activities	(392,692)	5,810,686
Effect of foreign exchange rate on cash	41,347	(40,898)
Net (decrease) increase in cash	(1,309,731)	13,863,919
Cash at the beginning of the period	11,182,783	4,834,349
Cash at the end of the period	$9,873,052	$18,698,268

Supplemental disclosures of cash flow information:
Interest paid	$367	$12,720
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

U-BX Technology Ltd. (“U-BX”) is an exempted company incorporated under the laws of the Cayman Islands on June 30, 2021. U-BX does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries.

U-BX together with its subsidiaries (the “Company”) primarily provide value-added services using artificial intelligence-driven technology to businesses within the insurance industry in People’s Republic of China (“PRC”).

In order to raise capital through an initial public offering in the United States, UB-X has undertaken a series of transactions (the “Reorganization”):

On July 14, 2021, U-BX formed its wholly owned subsidiary, Snailinsur Group Limited (“U-BX HK”) in Hong Kong. On July 23, 2021, U-BX HK formed its wholly owned subsidiary, Beijing Lianghua Technology Co., Ltd. (“WFOE Beijing”) in PRC.

On August 16, 2021, WFOE Beijing entered into a series of contractual arrangements with the owners of U-BX Beijing. These agreements included a Consulting and a Service Agreement, a Business Operation Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement and a Shareholder Voting Proxy Agreement (collectively “VIE Agreements”). Pursuant to the VIE Agreements, WFOE Beijing has the exclusive right to provide Youjiayoubao (Beijing) Technology Co., Ltd. (“U-BX Beijing”) with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE Beijing to absorb a majority of the risk of loss from the business activities of U-BX Beijing and entitle WFOE Beijing to receive a majority of their residual returns. In essence, WFOE Beijing has gained effective control over U-BX Beijing.

On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing for nil consideration to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, WFOE Beijing exercised its call option under the Exclusive Call Option Agreements with certain shareholders of U-BX Beijing, dated August 16, 2021, and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. The restructuring was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved and the VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with Zhejiang JZSC Technology Co., Ltd. (“JZSC Technology”), transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

U-BX together with its subsidiaries were effectively controlled by the controlling shareholder before and after the Reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation has been prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

U-BX, U-BX HK, the WFOEs, U-BX Beijing and their subsidiaries (the “Company”) primarily provide value-added services using artificial intelligence-driven technology to businesses within the insurance industry in PRC.

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Snailinsur Group Limited (“U-BX HK”)	July 14, 2021	Hong Kong	100%	Investment holding
Beijing Lianghua Technology Co., Ltd (“WFOE Beijing”)	July 23, 2021	PRC	100%	Investment holding
Youjiayoubao (Beijing) Technology Co., Ltd. (“U-BX Beijing”)	March 27, 2018	PRC	100%	Provision of services
Rudong Youjia Smart Technology Co., Ltd. (“RDYJ”)	July 27, 2018	PRC	N/A	Liquidated in October 2024
Jiangsu Jingmo Technology Co., Ltd. (“Jiangsu Jingmo”)	July 9, 2020	PRC	N/A	Liquidated in July 2025
Jiangsu Youjiayouche Technology Co., Ltd. (“Jiangsu YJYC”)	June 29, 2020	PRC	N/A	Liquidated in December 2024
Suzhou Lianghua Technology Co., Ltd. (“WFOE Suzhou”)	November 28, 2022	PRC	100%	Investment holding
Suzhou Youjiayoubao Technology Co., Ltd. (“U-BX Suzhou”)	December 2, 2022	PRC	100%	Provision of services
Zhejiang JZSC Enterprise Management Co., Ltd. (“WFOE Zhejiang”)	July 10, 2023	PRC	100%	Investment holding
Zhejiang JZSC Technology Co., Ltd. (“JZSC Technology”)	November 6, 2023	PRC	100%	Provision of services
Shanghai ZLQX Technology Service Co., Ltd. (WFOE Shanghai)	May 7, 2025	PRC	100%	Investment holding
Zhejiang Decision Intelligent Technology Co., Ltd.(JCZN Hangzhou)	May 21, 2025	PRC	100%	Provision of services

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s annual report on Form 20-F for the year ended June 30, 2025, which was filed with the SEC on October 24, 2025.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The unaudited interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim consolidated financial statements have been included. The results reported in the consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year. The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of estimates

The preparation of unaudited interim consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. There is no significant estimates that required to be made by management.

Functional currency and foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the unaudited interim consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited interim consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income (loss) included in unaudited interim consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the unaudited interim consolidated statements of operations and comprehensive income (loss).

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited interim consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“$”). The RMB is not freely convertible into foreign currency. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). No representation is made that the RMB amounts could have been, or could be, converted into $ at the rates used in the translation.

The exchange rates as of December 31, 2025 and June 30, 2025 and for the six months ended December 31, 2025 and 2024 are as follows:

	December 31,	June 30,	For the Six Months Ended December 31,
	2025	2025	2025	2024
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	7.0288	7.1586	7.1048	7.1373

Cash

Cash include cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China and United States, which RMB is not a freely convertible currency in China.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications had no impact on net loss or financial position.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

The Company adopted Accounting Standards Codification (“ASC”) 326 on July 1, 2022. Accounts receivables are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses”. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Advances to suppliers

Advances to suppliers consist of advances to suppliers for services that have not been provided or received. When the supplier provides services and settlements are made with the company, advances to suppliers will be recognized as costs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Property and equipment and construction in progress

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. Property and equipment consist of the following:

	December 31, 2025	June 30, 2025
Office equipment	$77,931	$4,093
Office building	5,813,773	-
Construction in progress	253,508	5,805,109
Total	$6,145,212	$5,809,202

The depreciation for property and equipment amount to $101,865 and $1,749 for the six months ended December 31, 2025, and 2024, respectively.

Construction in progress represents expenditures related to the ongoing construction of the newly acquired office building.

The renovation work is currently ongoing and not yet completed. Key unfinished items include wall repairs, electrical and plumbing system commissioning, and signage installation. The construction is expected to be completed in June 2026, when construction in progress will be the transferred to fixed assets.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office equipment	3 years
Office building	30 years

Intangible assets

Intangible assets consist primarily of the computer software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method. The amortization for intangible assets amounts to $214 and $196 for the six months ended December 31, 2025 and 2024, respectively.

Computer software	15 years

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

Financial Accounting Standards Board (“FASB”) ASC Section 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, and other current assets, short-term loans, accounts payable, due to related parties, and other current liabilities approximate their recorded values due to their short-term maturities.

Equity method investments

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares of 20% to 50%, and other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence. The Company accounts for the investments in entities over which it has neither control nor significant influence, and no readily determinable fair value is available, using the investment cost minus any impairment, if necessary.

The Company’s investment of 34% ownership of Fuzhou Infinite Matrix Technology Co., Ltd was $73,930 and $81,429 as of December 31, 2025 and June 30, 2025, respectively, and is accounted for using the equity method.

Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”), which is prevalent lending prime rate, based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the six months ended December 31, 2025 and 2024.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term

Revenue recognition

The Company recognizes revenue per FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion and (ii) having latitude in selecting third party vendors for promotions and establishing pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Risk-assessment services

The Company generates risk-assessment revenue from service fees of providing assessment reports to the insurance carriers. Utilizing the self-developed proprietary algorithmic model, the Company generates individualized risk reports based on the vehicle brand, model, travel area, and driver’s information.

Pursuant to the risk assessment contracts, the performance obligation of the Company is to utilize its self-developed risk assessment model and to provide risk assessment reports to customers. Consideration received reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue recognized at a point in time upon the service delivery and acceptance by the customers.

For the contracts that involve technical services provided by third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment report with self-developed models and (ii) having latitude in select outsourced technical services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value-added benefits contracts, the Company provides the digital code with value added bundled benefits to customers. The bundled benefits including but not limited to auto maintenance service, auto value added service, vehicle moving notification services and other services. The Company is primarily responsible for selecting out-sourced vendors, integrating outsourced services and services provided in house to generate various bundled benefits digital code and providing technical supports for the code. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the code and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers and (ii) having latitude in select third party vendors for some value added services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Disaggregation of revenues

The following table summarized disaggregated revenues for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Digital promotion services	$11,446,522	$13,650,715
Risk-assessment services	97,375	3,337,798
Value-added services	109,062	298,952
Total	$11,652,959	$17,287,465

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balance

Accounts receivables are recorded when the Company performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Contract liabilities are recognized as advances from customers if the Company receives consideration but has not transferred the related goods or services to the customer, and included in advance from customers in the Company’s consolidated balance sheets with the balance of nil as of December 31, 2025 and June 30, 2025 respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved. There is no significant financing component in the Company’s revenue arrangement because the Company’s expected length of time between the payment and when the Company transfers the promised services is less than 12 months.

Cost of revenues

Cost of revenues consists primarily of expenses incurred in connection with the third-party cloud infrastructure expenses, outsourcing services paid to suppliers and third-party procurement costs are recognized as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended December 31, 2025 and 2024. The Company does not believe that there were any uncertain tax provisions as of December 31, 2025 and June 30, 2025. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended December 31, 2025 and 2024.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and the VAT rate is approximately 6%. The VAT collected may be offset by VAT paid by the Company on its purchases. The Company records a VAT payable or receivable net of payments in the accompanying unaudited interim consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per ordinary share

The Company computes earnings (loss) per ordinary share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a loss or dilutive shares would increase EPS or decrease loss per share, dilutive shares are not included. As of December 31, 2025 and June 30, 2025, there were no dilutive shares.

Warrants

The accounting treatment of warrants issued is determined pursuant to the guidance provided by Debt (“ASC 470”), Distinguishing Liabilities from Equity (“ASC 480”), and Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

Share-based compensation

Share based awards granted to employees or nonemployees are accounted for under ASC 718, “Compensation—Stock Compensation”, which requires that such equity awards granted to employees or nonemployees be measured based on the grant date fair value and recognized as compensation expense immediately at grant date if no vesting conditions are required. The company will recognize it as expense on a straight-line basis over the total service period based on the total grant-date fair value.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company for translating the functional currencies to U.S. dollar, the reporting currency.

Concentration and Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company maintains its bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 (approximately $75,000) per bank. As of December 31, 2025, the Company has $1,369,512 of uninsured funds. However, management believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company conducts credit evaluations on its customers prior to delivery its services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Major customers

Customers from whom individually represent greater than 10% of total revenues of the company for the Six Months ended December 31, 2025 and 2024 are as follows.

	For the Six Months Ended December 31,
	2025		2024
	Amount	%	Amount		%
Customer A	$8,665,623	74.4	$	*	*
Customer B	*	*		5,273,553	30.5

*	Indicates below 10%.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Customers from whom individually represent greater than 10% of total balance of accounts receivable of the company as of December 31, 2025 and 2024 are as follows.

	December 31,		June 30,
	2025		2024
	Amount	%	Amount		%
Customer C	$26,487	94.4	$	*	*
Customer D	*	*		95,744	42.2
Customer E	*	*		37,412	16.5

*	Indicates below 10%.

Major suppliers

Suppliers from whom individually represent greater than 10% of total purchases of the company for the Six Months ended December 31, 2025 and 2024 are as follows.

	For the Six Months Ended December 31,
	2025		2024
	Amount	%	Amount	%
Supplier A	$8,507,418	73.3	$3,956,747	23.2
Supplier B	2,020,540	17.4	2,768,100	16.2
Supplier C	161,103	1.4	2,859,908	16.8

Suppliers from whom individually represent greater than 10% of total balance of accounts payable of the company as of December 31, 2025 and 2024 are as follows.

	December 31,			June 30,
	2025			2024
	Amount		%	Amount	%
Supplier B	$	*	*	$139,692	69.4
Supplier D		71,136	94.3	*	*
Supplier E		*	*	52,442	26.0

*	Indicates below 10%.

Suppliers from whom individually represent greater than 10% of total balance of advance to suppliers of the company as of December 31, 2025 and 2024 are as follows.

	December 31,		June 30,
	2025		2024
	Amount	%	Amount	%
Supplier A	$2,890,265	73.6	$2,765,346	76.1
Supplier B	541,043	13.8	*	*
Supplier C	*	*	856,960	23.6

*	Indicates below 10%.

Segment reporting

The Company operates and manages its business as a single segment and has one operating and reportable segment, providing value-added services using artificial intelligence-driven technology to businesses within the insurance industry. The Company’s Chief Financial Officer (“CFO”) is the chief operating decision-maker. When making decisions about allocating resources and assessing the performance of the Company as a whole, the CFO review operating metrics and consolidated financial statements.

The Company concluded that consolidated net income reported in the consolidated statements of comprehensive income is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CFO refer to consolidated operating results and financial condition when addressing strategic and operational matters and allocating resources. Significant expense categories regularly provided to and reviewed by the CFO are those presented in the consolidated statements of comprehensive income. As substantially all of the Group’s long-lived assets are located in the PRC, and substantially all of the Group’s revenues are derived from within the PRC, no geographical segments are presented.

Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU No. 2023-09”), to expand the disclosures in an entity’s income tax rate reconciliation table and income taxes paid both in U.S. and foreign jurisdictions. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2025 for EGC. ASU 2023-09 is effective for the Company’s annual reporting period beginning July 1, 2025. The Company is currently evaluating the impact of adopting this standard.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024 -03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. In addition, in 2025, the FASB issued ASU 2025-01, which is issuing to clarify the effective date of Accounting Standards Update No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The Company is currently evaluating the impact of adopting ASU 2025-01 on its financial statement disclosures. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard.

In July 2025, the FASB issued Accounting Standards Update 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendment provides guidance for estimating expected credit losses on current accounts receivable and current contract assets. ASU 2025-05 is effective for all entities for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Management is in the process of reviewing this FASB update to assess the impact on future reporting periods.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies interim disclosure requirements resulting in a comprehensive list of interim disclosures that are required by GAAP, and includes a disclosure principle that requires the disclosure of events since the end of the last annual reporting period that have a material impact on the Company. ASU 2025-11 is effective for the Company’s interim financial statements beginning with the first fiscal quarter of the year ended December 31, 2028, with early adoption permitted. ASU 2025-11 may be applied either prospectively or retrospectively. The Company is evaluating the disclosure requirements related to the new standard.

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on our consolidated financial statements or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Accounts receivable	$28,052	$227,051
Less: allowance for credit losses	-	(7)
Accounts receivable, net	$28,052	$227,044

Allowance for credit losses movement is as follows:

	For the six months ended December 31,	For the six months ended December 31,
	2025	2024
Beginning balance	$7	$2,443
Provision	-	-
Reversal	(7)	(2,234)
Effect of exchange rate		(5)
Ending balance	$-	$204

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 4 — ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Advances to suppliers	$3,929,949	$3,635,982
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$3,929,949	$3,635,982

Allowance for doubtful accounts movement is as follows:

	For the six months ended December 31,	For the six months ended December 31,
	2025	2024
Beginning balance	$-	$13,681
Provision	-	-
Reversal	-	(13,681)
Ending balance	$-	$-

NOTE 5 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
VAT recoverable	$11,995	$1,939
Prepaid expenses and others current assets	4,841	13,209
Subtotal	16,836	15,148
Less: allowance for credit losses	(830)	(814)
Total	$16,006	$14,334

Allowance for credit losses movement is as follows:

	For the six months ended December 31,	For the six months ended December 31,
	2025	2024
Beginning balance	$814	$112,541
Provision	-	607
Reversal	-	(112,311)
Effect of exchange rate	16	(26)
Ending balance	$830	$811

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 6 — SHORT-TERM LOANS

Bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or annually. The bank loans consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Loans from financial institutions	$-	$389,741

On December 22, 2023, U-BX Beijing entered into a loan agreement with Industrial and Commercial Bank of China to obtain a loan of RMB2,000,000 ($280,631) for a term from December 22, 2023 to July 4, 2024 at a fixed annual interest rate of 2.8%. The loan is guaranteed by a third party, Beijing Shouchuang Financing Guarantee Limited. The loan was repaid on July 4, 2024 and U-BX Beijing subsequently obtained a new loan of RMB 2,790,000 ($391,497) from Industrial and Commercial Bank of China on July 5, 2024, with a loan term from July 5, 2024, to July 4, 2025, at an interest rate of 2.8%, and the loan was repaid on July 4, 2025.

NOTE 7 — TAXES PAYABLE

Tax payables consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Income tax payable	$594,997	$633,818
Property tax and land use tax payable	13,579	231
VAT tax payable	-	535
Tax payables	$608,576	$634,584

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Payroll and welfare payable	$34,076	$31,504
Other current liabilities	151,563	205,899
Accrued expenses and other current liabilities	$185,639	$237,403

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 9 — RELATED PARTY TRANSACTIONS

The table below sets forth the related parties and their relationships with the Company as of December 31, 2025:

Name of related parties	Relationship with the Company
Jian Chen	Founder and shareholder

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Amounts due to related parties, non-current*
Jian Chen	$499,722	$490,662

*	The balances mainly represent expenses paid on behalf of the Company for daily operations, and the movement of the balance was due to foreign exchange rate fluctuation.

NOTE 10 — TAXATION

Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Revenue Ordinance, the Company’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

Entities qualifying as “small enterprise with low profit” and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate. For the six months ended December 31, 2025 and 2024, Jiangsu YJYC, WOFE Beijing, U-BX Suzhou, WOFE Suzhou and JZSC Technology were recognized as “small enterprise with low profit” and received a preferential income tax rate of 5%.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Income tax expense computed at applicable tax rates	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	-	(154.3)%
Non-deductible expenses	(24.5)%	(20.9)%
Change of valuation allowance	(0.5)%	150.4%
Release of previously accrued income taxes	0.5%	-
Effective tax rate	0.5%	0.2%

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 10 — TAXATION (cont.)

Significant components of the provision for income taxes are as follows:

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Current income tax expense	$(49,985)	$383
Deferred tax expense	193	187
Income tax (benefit) provision	$(49,792)	$570

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the significant components of the Company’s deferred tax assets for the periods presented:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Deferred tax assets
Net operating loss carryforwards	$199,280	$343,406
Allowance for credit losses	118	42
Less: valuation allowances	(199,398)	(343,448)
Total deferred tax assets	$-	$-

Deferred tax liabilities
Operating lease liabilities	$-	$(377)
Right-of-use assets	347	526
Total deferred tax liabilities	$347	$149

As of December 31, 2025, the Company has net operating loss carryforwards of approximately $3,136,622 in the PRC that expire in 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. For the six months ended December 31, 2025 and 2024, the change in valuation allowance amounted to a decrease of $144,008 and $212,865, respectively.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

In FY2021, the company issued a total of 10,000 ordinary shares; In FY2022, the company issued a total of 23,990,000 ordinary shares; In FY2024, the company issued 3,000,000 ordinary shares; In FY2025, the company issued 2,700,000 ordinary shares, carried out a 1-for-16 reverse stock split, and then issued an additional 18,823,535 ordinary shares. As a result, the Company had 20,784,142 ordinary shares issued and outstanding as of June 30, 2025.

On July 30, 2025, the Company adopted the 2025 Equity Incentive Plan (the “ESOP”), and the number of ordinary shares of USD0.0016 each of the Company (the “Shares”) authorized and deliverable under the ESOP was 9,500,000. The ESOP provided for the grant of awards to eligible employees, consultants and advisors.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 11 — SHAREHOLDERS’ EQUITY (cont.)

On August 4, 2025, the Company granted a total of 9,500,000 Ordinary Shares with $2.94 per share which can be vested immediately to two employees and five consultants of the Company. Since the ESOP agreement impose a five year-service for five consultants, the Company estimated the fair value of the shares issued based on the granted date at $20,098,656, of which $1,862,204 were recorded as share-based compensation expense in the six months ended December 31, 2025, and the remaining was recorded as prepaid share-based payment. The prepaid services will be expensed over the attribution period of the remaining consulting service period. Such expense is included in the General and administrative expenses within the unaudited interim consolidated statements of operations and comprehensive loss. The ESOP granted to two employees are rewards based on their past contributions to the Company, and no restrictions related to employees’ termination, the Company estimated the fairs value of the shares issued based on the granted date at $7,816,144, of which all were recorded as share-based compensation expense in the six months ended December 31, 2025.

On November 4, 2025, the shareholder and board resolution of the Company approved below issues: 1) the increase of the Company’s authorized share capital from USD 1,000,000 divided into 625,000,000 ordinary shares of par value USD 0.0016 each to USD 250,000,000 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each by the creation of additional 155,625,000,000 ordinary shares of par value USD 0.0016 each; and 2) authorized share capital of the Company to be changed from USD 250,000,000 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each, to USD 250,000,000 divided into 151,250,000,000 class A ordinary shares of par value USD 0.0016 each and 5,000,000,000 class B ordinary shares of par value USD 0.0016 each; and the Re-designation of all the issued and outstanding ordinary shares of par value USD 0.0016 each in the capital of the Company (the Ordinary Shares) into Class A ordinary shares of USD 0.0016 par value each; 3) the repurchase of 7,659,535 Class A ordinary shares together with the issuance of 7,659,535 Class B ordinary shares. As foregoing, the Company had 22,624,607 Class A ordinary shares and 7,659,535 Class B ordinary shares issued and outstanding as of December 31, 2025. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to twenty (20) votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The change in authorized share capital and the designation of ordinary shares into different classes represent a capital structure change only and does not impact total shareholders’ equity, net assets, or results of operations. The effect is limited to reclassification within equity, with no impact on the financial statements under U.S. GAAP.

Statutory reserves and restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries are required to annually appropriate 10% of their net after-tax income to a statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As of December 31, 2025 and June 30, 2025, the Company’s PRC entities collectively attributed nil and $374,343 retained earnings to their statutory reserves, respectively. For the Six Months Ended December 31, 2025, the company dissolved one subsidiary, and correspondingly, the statutory reserves of the subsidiary were reversed, as of $ 48,530. As a result, the statutory reserves of the parent company were reversed contemporaneously.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries. As of December 31, 2025 and June 30, 2025, the aggregate amounts of restricted net assets of the relevant PRC entities amounted to $ 626,543 and $ 548,657, respectively.

NOTE 12 — LEASES

Operating Leases

On November 30, 2023, the Company entered into an operating lease for an office. The lease term was from November 30, 2023 to November 29, 2026. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet.

The lease agreement does not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 12 — LEASES (cont.)

Operating lease expenses, which excluded short-term lease expenses were $3,743 and $3,726 for the six months ended December 31, 2025 and 2024, respectively.

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)

Operating lease right-of-use assets	$6,936	$10,525
Operating lease liabilities – current	-	7,550
Total operating lease liabilities	$-	$7,550

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
Weighted-average remaining lease term (years)	0.92	1.92
Weighted-average discount rate	2.80%	2.80%

The operating lease for the office expires on November 30, 2026, and as of December 31, 2025, the operating lease liabilities have matured; All rent has been fully paid on time.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

a) Commitments

As of December 31, 2025 and June 30, 2025, the Company did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

From time to time, the Company is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. As of December 31, 2025 and June 30, 2025, the Company was not involved in any legal or administrative proceedings.